=============================================================================

                    SECURITIES AND EXCHANGE COMMISSION

                           Washington D.C. 20549

                          ----------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No 7)*

                            Getchell Gold Corp
                          ----------------------
                             (Name of issuer)

                               Common Shares
                          ----------------------
                      (Title of Class of Securities)

                                 374265106
                          ----------------------
                              (CUSIP Number)

                Mr. P. Acton, Mercury Asset Management plc
    33 King William Street, London EC4R 9AS        Tel No 0171 203 5741
    -------------------------------------------------------------------
    Name, Address and Telephone Number of Person Authorised to Receive
                        Notices and Communications)

                              23 August, 1996
                          ----------------------
             (Date of Event which Requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box.  [   ]

     Check the following box if a fee is being paid with the statement [    ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776                                                              Schedule 13D

CUSIP No. ___374 265 106____________

- -----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc
- -----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  [      ]

                                                         (B)  [      ]
- -----------------------------------------------------------------------------
3   SEC USE ONLY

- -----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
- -----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                              [      ]
- -----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 NONE
    NUMBER OF            ----------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     NONE
      EACH               ----------------------------------------------------
    REPORTING            9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        1,235,500
                         ----------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                [   ]
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.81%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IA
- -----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Getchell Gold
Corp (the "Company") whose principal executive offices are located at 5460 S Quebec Street, Suite 240, Englewood, CO 80111, USA. Its telephone number is (303) 771 9000.

Item 2.   Identity and Background
          -----------------------

          This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

          Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

          Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 41,650 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

          Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

          The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

          Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients.
No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.   Purpose of Transaction
          ----------------------

          The Common Shares were acquired for the purpose of investment.

               (a) Mercury will monitor its investment and review
                   the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

          Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

               (b) an extraordinary corporate transaction, such as an
                   amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of
                   the Company or of any of its subsidiaries;

               (d) any change in the present board of directors or
                   management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalisation or
                   dividend policy of the Company;

               (f) any other material change in the Company's
                   business or corporate structure;

               (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) causing a class of securities of the Company to be
                   delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) causing a class of equity securities of the Company
                   to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

               (j) any action similar to any of those set forth above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

               (a) See Item 2 above. Subject thereto, Mercury has
                   dispositive power with respect to 1,235,500 Common Shares or approximately 4.81% of the Common Shares outstanding.
               (b) See Item 2 above.
               (c) See Item 2 Above.  Subject thereto, transactions in the
                   Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.
               (d) See Item 2 above.  The investment clients of Mercury
                   have the right to receive dividends from, and proceeds from the sale of Common Shares.
               (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

          Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     29 August 1996


                                 for Mercury Asset Management plc

                                 By     /s/  J T Stratford
                                 -----------------------------------
                                        Authorised Signatory
                                          J T Stratford



                                                                       ANNEX A

                       MERCURY ASSET MANAGEMENT plc


Executive Officers                                      Principal
  and Directors               Business Address         Occupation  Citizenship
- -------------------           ----------------         ----------  -----------

JOINT CHAIRMAN

David William James PRICE     33 King William Street,  Investment  British
(Joint Chairman)              London, EC4R 9AS.         Director

Stephen Anthony ZIMMERMAN     33 King William Street,  Investment  British
(Joint Chairman)              London, EC4R 9AS.         Director

DEPUTY CHAIRMAN

Carol GALLEY (Miss)           33 King William Street,  Investment  British
(Deputy Chairman)             London, EC4R 9AS.         Director

Christopher Nigel             33 King William Street,  Investment  British
HURST-BROWN                   London, EC4R 9AS          Director
(Deputy-Chairman)

Frederick David Stewart       33 King William Street,  Investment  British
ROSIER (Deputy Chairman)      London, EC4R 9AS          Director

VICE CHAIRMAN

Dr. Ross John BUNCE           33 King William Street,  Investment  British
(Vice Chairman)               London, EC4R 9AS          Director

Andrew Searle DALTON          33 King William Street,  Investment  British
(Vice Chairman)               London, EC4R 9AS.         Director

Charles Vivian JACKSON        33 King William Street,  Investment  British
(Vice Chairman)               London, EC4R 9AS          Director

DIRECTORS

Ian ARMITAGE                  33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Norman McLeod BACHOP          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Ian Christopher Simon BARBY   33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Stuart John BAXTER            33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          DIrector

Thomas Jan BERGER             33 King William Street,  Investment  American
(Director)                    London, EC4R 9AS          Director

David Thomas Alan BOYLE       33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Mark Anthony James BRADSHAW   33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Carol Consuelo BROOKE         33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

John Loughlin CALLAHAN        33 King William Street,  Investment  American
(Director)                    London, EC4R 9AS          Director

David John CAUSER             33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Thomas William George         33 King William Street,  Investment  British
CHARLTON                      London, EC4R 9AS          Director
(Director)

Nicholas James CHARRINGTON    33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Colin Martin CLARK            33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Nicholas James COATS          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Stephen Benedict COHEN        33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

John Nicholas COTTON          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Graham Richard DIXON          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Charles Bowen FARQUHARSON     33 King William Street,  Company     British
(Company Secretary            London, EC4R 9AS          Secretary
& Director)                                             & Director

Christopher Nigel Holland     33 King William Street,  Investment  British
FOSTER (Director)             London, EC4R 9AS          Director

Peter John GIBBS              33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Peter John Woodville          33 King William Street,  Investment  British
HARRISON (Director)           London, EC4R 9AS          Director

Paul HARWOOD                  33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Timothy John HASTON           33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Andrew Malcolm                33 King William Street   Investment  British
HUNTER-JOHNSTON               London, EC4R 9AS          Director
(Director)

Michael Francis Mostyn        33 King William Street,  Investment  British
Owen JODRELL                  London, EC4R 9AS          Director
(Director)

Andreas Christian Jutting     33 King William Street   Investment  Danish
LEHMAN                        London, EC4R 9AS          Director
(Director)

Dr. Gordon Alan LINDSAY       33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Gary LOWE                     33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Roderick James MACLEOD        33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Paul Roderick Clucas MARSHALL 33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Shaun Albert MAYS             25 Floor,101 Collins     Investment  British/
(Director)                    Street,Melbourne,Vic      Director   Australian
                              3000 AUSTRALIA

Keith Richard MULLINS         33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Masaru NISHIZAWA              Hibiya Kokusai Building, Investment  Japanese
(Director)                    2-2-3 Uchisaiwaicho,      Director
                              Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY    33 King William Street,  Investment  Australian
(Director)                    London, EC4R 9AS          Director

Thomas Andrew OATES           33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Peter Vincent OLSBERG         33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Ching Han ONG                 33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Roderick Louis PARIS          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

John PARSLOE                  33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Andrew Phillip PICKARD        33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Ronald William PULLEN         33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

John William RICHARDS         33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Nicholas King RITCHIE         33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Alexander Frederick           33 King William Street,  Investment  British
James ROE (Director)          London, EC4R 9AS          Director

Richard George ROYDS          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Lynn Christine RUDDICK        33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Clifford John SHAW            Warburg Asset Management Investment  British
(Director)                    Japan Ltd.,               Director
                              Hibiya Kokusai Building,
                              7th Floor,
                              2-2-3- Uchisaiwaicho,
                              Chiyoda-ku, Tokyo 100

Ian Michael SLACK             33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Peter William STANYER         33 King William Street   Investment  British
(Director)                    London, EC4R 9AS          Director

Rodney STEEL                  33 King William Street   Investment  British
(Director)                    London, EC4R 9AS          Director

Hugh Alexander STEVENSON      33 King William Street,  Chairman    British
(Director)                    London, EC4R 9AS          of Mercury
                                                        Management
                                                        Asset
                                                        Group plc

Barry William WOOLF           33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director




                    MERCURY ASSET MANAGEMENT GROUP plc


Executive Officers                                      Principal
  and Directors               Business Address         Occupation  Citizenship
- -------------------           ----------------         ----------  -----------

JOINT CHAIRMAN

Hugh Alexander STEVENSON      33 King William Street,  Investment  British
(Chairman)                    London, EC4R 9AS.         Director

DEPUTY CHAIRMAN

David William James PRICE     33 King William Street,  Investment  British
(Deputy Chairman)             London, EC4R 9AS.         Director

Stephen Anthony ZIMMERMAN     33 King William Street,  Investment  British
(Deputy Chairman)             London, EC4R 9AS.         Director

VICE CHAIRMAN

Carol GALLEY (Miss)           33 King William Street,  Investment  British
(Vice Chairman)               London, EC4R 9AS.         Director

COMPANY SECRETARY

Charles Bowen FARQUHARSON     33 King William Street,  Investment  British
(Secretary)                   London, EC4R 9AS.         Director

Paul Graham BOSONNET          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS.         Director

David John CAUSER             33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Andrew Searle DALTON          33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS.         Director

Peter Stormonth DARLING       33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Hugh Jon FOULDS               33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Christopher Nigel             33 King William Street,  Investment  British
HURST-BROWN (Director)        London, EC4R 9AS          Director

Charles Vivian JACKSON        33 King William Street,  Investment  British
(Director)                    London, EC4R 9AS          Director

Frederick David Stewart       33 King William Street,  Investment  British
ROSIER (Director)             London, EC4R 9AS          Director

John Charles Grayson          33 King William Street,  Investment  British
STANCLIFFE                    London, EC4R 9AS          Director
(Director)


                                                                      ANNEX A

                    Mercury Asset Management Group plc

                              Directors Lists

                           CORPORATE INFORMATION


                                                Field of          Country of
Name                  Registered Office         Activity        Incorporation
- ----                  -----------------         --------        -------------

Mercury Asset         33 King William Street,
Management Group plc  London, EC4R 9AS          Holding Company     England

Mercury Asset         33 King William Street,   Investment          England
Management plc        London, EC4R 9AS          Management
                                                and Advice


                                                                     ANNEX B

                            GETCHELL GOLD CORP

                               COMMON SHARES

DATE           PURCHASE      SALE      PRICE PER SHARE        DAILY TOTALS
- ----           --------      ----      ---------------        ------------

06.18.96                               B/FWD                  1,304,230
06.19.96       27,000                  37.9815                1,331,230
06.25.96       14,000                  35.4155                1,345,230
06.27.96       28,900                  33.4558                1,374,130
06.28.96       26,100                  33.5167                1,400,230
07.05.96        5,300                  33.092                 1,405,530
07.08.96       19,700                  33.769                 1,425,230
07.09.96        5,000                  33.8125                1,430,230
07.29.96       32,600                  30.625                 1,462,830
07.31.96        5,300                  31.9458                1,468,130
08.01.96        7,400                  32.8902                1,475,530
08.09.96                   69,400      38.4803                1,406,130
08.12.96                    4,000      38.50                  1,402,130
08.15.96                   13,800      38.2355                1,388,330
08.16.96                    6,000      38.041                 1,382,330
08.19.96                   44,780      39.2384                1,337,550
08.20.96                   51,200      39.1215                1,286,350
08.22.96                   15,700      39.5087                1,270,650
08.23.96                   35,150      39.5188                1,235,500